

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2024

Bob Pragada
Chief Executive Officer
Amazon Holdco Inc.
600 William Northern Blvd
Tullahoma, Tennessee 37388

>   **Re: Amazon Holdco Inc.**
>   **Draft Registration Statement on Form 10**
>   **Submitted March 7, 2024**
>   **CIK No. 0002011286**

Dear Bob Pragada:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10

Key Capabilities
Space Solutions, page 16

1.   Please expand your disclosure regarding your space payload development and launch, including clarifying or qualifying your statement that you are a leader in such space and that you initiated a new era in the emerging field of SpaaS offerings.

Reasons for Jacobs' Retention of up to 8% of the Shares of SpinCo Common Stock, page 21

2.   We note Jacobs' intention to distribute shares of SpinCo common stock to which it is entitled in excess of 8% of the issued and outstanding shares following consummation of the transaction. Please clarify the manner of such distribution, specifically whether it will be made on a pro-rata basis to Jacobs' shareholders.

Description of the SpinCo Business
Our Market Opportunities, page 98

3.   To provide additional context to investors, please provide the percentages of your revenue for previous periods related to each of your core capabilities and market opportunities.

Management's discussion and analysis of financial condition and results of operations of the SpinCo business
Liquidity and Capital Resources, page 129

4.   Your analysis of changes in operating cash flows references working capital performance. Please quantify and disclose the underlying business reasons for changes in working capital line items that materially affect your operating cash flows between periods, including, but not limited to, the receivables and contract assets, net of contract liabilities and accrued liabilities line items. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Management's discussion and analysis of financial condition and results of operations of the Amentum business
Results of Operations for the Years Ended September 29, 2023, September 30, 2022 and October 1, 2021, page 135

5.   In the discussion of year over year changes in revenues, you identify multiple factors as a cause of a variance, with references to offsetting items in some cases, without quantification. To the extent practicable, please quantify each factor cited so that investors may understand the magnitude and relative impact of each on your results. Refer to Item 303(b) of Regulation S-K.

Description of Material Indebtedness, page 214

6.   We note your disclosure regarding the SpinCo Commitment Letter and the Amentum Commitment Letter. Please file the agreements as exhibits to the registration statement in accordance with Item 601(b)(10) of Regulation S-K, or, in the alternative, tell us why you do not believe you are required to do so.

       Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alan J. Fishman